SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

(Commission File No. 001-14495)

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Nordeste Cellular Holding Company

(Translation of registrant's name in English)

Av. Ayrton Senna da Silva, 1633 - 2° andar
54410-240 Jaboatão dos Guararapes
Pernambuco
Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ___ No X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ___ No X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)





Contacts:

Tele Nordeste Celular Participações S.A.
Walmir Urbano Kesseli
55.81.3302.2813
Leonardo Wanderley
55.81.3302.2594
leonardo.wanderley@timnordeste.com.br
Polyana Maciel
55.81.3302.2593
polyana.maciel@timnordeste.com.br

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.
ANNOUNCES RESULTS FOR THE FIRST QUARTER 2004

Jaboatão dos Guararapes, May 03, 2004, Tele Nordeste Celular Participações S.A. (NYSE: TND, BOVESPA: TNEP3, TNEP4) ("Tele Nordeste Celular" or "the Company"), the holding company that controls the cellular telecommunication service carriers, holders of authorizations for mobile personal services (SMP) in the states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, under the TIM brand name, announced today its results for the first quarter of 2004.

Highlights

⇒ **Expansion of GSM coverage: 81 cities and 43.9% of population in overall region at March '04;**
⇒ **Gross additions of 177,368 representing an increase of 45.7% YoY;**
⇒ **Net additions of 90,298 lines, an increase of 75.8% YoY, reaching 2.3 million lines, which represents an increase of 14.4% YoY;**
⇒ **Consolidated net revenue from operations totaled R$ 250.8 million at the end of March 2004 representing an increase YoY of 4.8%;**
⇒ **An expressive EBITDA of R$107,861 million in the first quarter '04 6.2% increase YoY;**
⇒ **Consolidated net income totalized R$ 47.0 million at the end of March 2004.**

Commercial activities during the first quarter of 2004 resulted in consolidated gross additions of 177,368 lines, of which 58.650 were GSM, compared to the 121,694 lines in the first quarter of 2003.

In March, the Tele Nordeste Celular operating company as a whole totaled 2,262,823 lines, 31,2% were post-paid customers. Consolidated net additions during the first quarter of 2004 totaled 90,298 lines, all of which in the prepaid system, significantly stronger then the 51,356 lines in the first quarter of 2003, all in the prepaid system.



In March 2004 the methodology of calculating the market share has been adjusted, to the ANATEL´s model, which has produced an increment in the total mobile market lines leading to a reduction in the TND market share to 46.4%.The penetration rate in the region was estimated at 17.2%, compared to the penetration rate in Brazil of approximately 28.9% (49.1 million lines – Source: Anatel – March/2004).

GSM Development

The first quarter of 2004 marked the expansion of the GSM technology. The GSM coverage reached 43.9% of the population in overall region, covering 81 municipalities (10 in 2004). TND has 712 GSM base transceiver stations in operation, of which 80 were installed in the first quarter 2004.

Financial Highlights

Consolidated net revenue from operations for the first quarter of 2004 reached R$ 250.8 million, representing a growth of 4.8% when compared to R$ 239.3 million in first quarter in 2003. This growth was mainly due to a 5.3% growth in service revenues.

ARPU

The blended average revenue per user, net of taxes, for the first quarter of 2004 totaled R$ 34.6 per month, compared to R$ 37.0 per month registered in the first quarter of 2003, as a result of strong net additions, mainly in prepaid system.

Evolution in Net Revenue from Operations (in R$ millions)





Selected Financial Data (in thousands of Reais)

	1st Qtr/04	4th Qtr/03	1st Qtr/03
Gross Revenue from Services	**301,963**	**322,537**	**283,738**
Gross Revenue from Handsets	**25,577**	**23,980**	**24,089**
- Taxes	(76,708)	(83,410)	(68,572)
Net Operating Income	**250,832**	**263,107**	**239,255**
- Cost of Services Sold	(79,197)	(94,733)	(88,942)
- Cost of Goods Sold	(20,456)	(18,642)	(19,321)
Gross Profit	**151,179**	**149,732**	**130,992**

<table>
<tr><td>Gross profit
+15.4%
increase YoY</td><td>Consolidated gross profit of R$151.2 million for the first quarter of 2004 increased 15.4% when compared to the first quarter of 2003. This increase was due to the 6.4% increase in gross service revenues, allied with the 6.2% increase on gross revenues from handsets and the reduction in the cost of services sold.</td></tr>
</table>



Gross Profit
(R$MM)

+15.4%

131.0 — 1Q 03

151.2 — 1Q 04

Selected Financial Data (in thousands of Reais)

	1ST Qtr/04	4th Qtr/03	1ST Qtr/03
Operating Expenses			
- Selling	(63,388)	(48,036)	(55,464)
- General and administrative	(23,389)	(24,103)	(20,645)
- Other operating expenses, net	(7,700)	(2,963)	(7,185)
Subtotal	**(94,477)**	**(75,102)**	**(83,294)**
- Net financial expenses (revenues)	11,386	21,234	9,897
Total	**(83,091)**	**(53,868)**	**(73,397)**







Consolidated net operating expenses in the first quarter totaled R$ 83.1 million, representing a 13.21% increase in relation to the first quarter of 2003. This is mainly attributed to the increase of 14% in selling expenses, as a result of our GSM overlay coupled with an increase of the competitive environment.

SAC

Loyalty, acquisitions and incentive to the migration to

Subscriber acquisition cost ("SAC") for the first quarter of 2004 was R$ 122, compared to the R$ 100 in the first quarter of 2003. This increase is mainly attributed to a strategy in our loyalty program, acquisition and incentive to the migration of the customers from TDMA to the GSM network.

During the first quarter of 2004, bad debt was 4.8% of gross operating revenues, compared to 3.7% for the same period in 2003. This increase is mainly attributed to non-receivables values from fixed operators.

EBITDA increase of 6.2%

In the first quarter of '04, Tele Nordeste Celular reported EBITDA of R$107.9 million, corresponding to an EBITDA margin of 43.0%. This result is significant taking in account the highly competitive environment and the implementation of the GSM network as well as the overlay to SMP (Personal Communication System).

EBITDA - R$ Million
EBITDA Margin %

101,6
+6.2%
107,9
42.5%
+0.5p.p
43.0%
1Q 03
1Q 04

For the first quarter of 2004, the company reported an EBIT of R$ 56.7 million, an EBIT margin of 22.6%, compared to EBIT of R$ 49.5 million, an EBIT margin of 21.3% during the first quarter of 2003, representing an increase of 14.5% YoY.

Tele Nordeste Celular's consolidated net income for the first quarter of 2003 amounted to R$ 47.0 million compared to R$ 33.0 million in the first quarter of 2003. This increase is mainly attributed to our focus on growth with profitability coupled with the effect of the fiscal benefit achieved with ADENE, Agency for Development of the Northeast Region of Brazil, benefits of the following tax incentives: 75% reduction in income tax and non-refundable surtaxes.



Net Income
(R$MM)

33.0   +42.4%   47.0

1Q 03   1Q 04

Goodwill

On June 30, 2000, Tele Nordeste Celular and its operating company completed a restructuring process that resulted in the transfer of the goodwill paid during the privatization process from Bitel Participações S.A., the parent company of Tele Nordeste Celular, to the operating company. This restructuring was aimed at taking advantage of a tax benefit estimated at R$200 million over 8 years, through 2008, which will be incorporated into each operating company's share capital.

During the first quarter of 2004, the consolidated amortization of the premium, net of the reversal of the provision for the integrity of shareholders' equity, was R$ 6.3 million, generating a fiscal benefit of the same value.

Dividends

The General Shareholders' Meeting (AGO) that was held on April 22, 2004, approved Management's proposal regarding the payment of dividends.

This proposal included a distribution on of annual dividends equivalent to 25% of adjusted net income, after the 5% deduction (R$10.4 million) for the legal reserve. This amount represents total dividends of R$30.4 million net of income taxes, to be paid under equal conditions among the classes of shares, as allowed by Brazilian legislation.

The date set to begin paying dividends is June 21, 2004. The Notice to Shareholders informing the dividend amount restated by the TR benchmark rate, from the date of its distribution in December 30, 2003 until its payment date on June 21, 2004 will be published in the next few days.



Realization of part of the Special Reserve of Dividends Payable

The General Shareholders' Meeting (AGO) held on April 22, 2004, approved Management's proposal for realizing part of the special reserve of dividends payable, in the amount of R$10.3 million, which is the difference between the value the Company is receiving from its operating company in the form of dividends relative to fiscal 2003, (R$ 40.7 million), and what the Company will distribute to its shareholders in the form of dividends for the current year (R$ 30.4 million). The Notice to Shareholders informing the dividend amount restated by the TR benchmark rate, from the date of its distribution in December 30, 2003 until its payment date on June 21, 2004, will be published in the next few days.

Debt Profile

Tele Nordeste Celular ended the first quarter of 2004 with a consolidated loan and financing debt of R$ 60.5 million, all of which contracted in foreign currency (U.S. Dollars), which currency risks were eliminated via financial instruments.

At March 31, the company's net cash position was R$ 324.1 million.

Investments

Keep on GSM expansion

During the first quarter of 2004, Tele Nordeste Celular and its operating company invested R$ 11.3 million. The investments were mainly allocated towards implementation of the GSM network, as well as to optimize the TDMA network.

On March 31, 2003, Tele Nordeste Celular and its operating company had 935 radio base stations (ERBs), of which 9 were mobile and provided services to 308 municipalities, corresponding to a coverage of 75% of the population, using TDMA technology. The Company also counted with 712 base transceiver stations (BTSs), of which 13 were mobile and provided services to 81 municipalities, corresponding to a coverage of 48% of the urban coverage, using GSM technology.

Human Resources

On March 31, 2004, Tele Nordeste Celular and its operating company had 1.033 employees including full-time employees.

Annexes:
- Consolidated Selected Historical Data
- Consolidated EBITDA calculation
- Financial Statements at March 31, 2004 and 2003



Consolidated Historical Data

	1st Qtr./04	4th Qtr./03	1st Qtr./03
Clients			
- Total	2,262,823	2,172,525	1,977,199
Net Additions	90,298	71,947	51,356
Market share (%)	46*	54	59
Year-overyear growth (%)	14.4	12.8	9.3
Estimated population of region (in millions)	28,3	27.2	27.2
Penetration rate (%)			
- Tele Nordeste	8.0	7.7	7.1
- Total	17.1	14.1	12.0
Municipalities covered			
- TDMA	308	308	307
- GSM	81	71	--
MOU total	102	104	104
Churn total (%)	3.9	4.9	3.6
Blended ARPU (R$)			
- Total	34.6	38.8	36.9
SAC – Subscriber acquisition cost (R$)	122	82	100
Digitalization rate (%)			
- Network	78.4	77	77
- Clients	99	99	98
Coverage (%)			
- Population			
- TDMA	75	75	75
- GSM	48	41	--
- Geographical área (%)			
- TDMA	29	29	29
- GSM	8	7	--
Workforce	1,033	1,023	1,031

(*) Change in the methodology of calculation

Consolidated EBITDA Calculation (in thousands of Reais)

	1st Qtr./04	4th Qtr./03	1st Qtr./03
		Reclassified	Reclassified
Net operating revenue	250,832	270,009	239,255
Operating income	68,088	93,086	58,609
Timnet	-	283	788
Depreciation	43,703	44,532	45,855
Goodwill amortization	6,295	6,295	6,295
GSM license amortization	1,161	1,161	-
Financial income	(20,668)	(40,239)	(52,384)
Financial expenses	9,282	19,005	42,488
EBITDA	**107,861**	**124,123**	**101,651**
% EBITDA	**43.00%**	**45,97%**	**42,49%**



Balance Sheet

March 31, 2004 and 2003
(In thousands of Reais)

	Parent Company		Consolidated	
	03.31.2004	**03.31.2003**	**03.31.2004**	**03.31.2003**
Assets				
Current assets				
Cash equivalents	21,157	154	324,092	442,293
Trade accounts receivable	-	-	218,137	174,735
Inventory	-	-	20,861	10,832
Taxes and contributions receivable	2,017	4,747	85,883	43,974
Deferred income and social contribution taxes	1,161	910	53,879	51,812
Dividends and interest on shareholders' equity	9,169	30,794	-	-
Other assets	1,155	879	30,557	42,078
	34,659	**37,484**	**733,409**	**765,724**
Noncurrent assets				
Deferred income and social contribution taxes	3,926	7,418	87,862	118,425
Loan to subsidiaries	3,579	4,859	-	
Other assets	51	46	21,534	39,225
	7,556	**12,323**	**109,396**	**157,650**
Permanent assets				
Investments	937,688	759,667	-	9,393
Property, plant and equipment	2,272	3,414	655,599	540,788
Deferred	-	-	-	-
	939,960	**763,082**	**655,599**	**550,180**
	982,175	**812,888**	**1,498,404**	**1,473,555**



Balance Sheet

March 31, 2004 and 2003
(In thousands of Reais)

	Parent Company		Consolidated	
	03.31.2004	03.31.2003	03.31.2004	03.31.2003
Liabilities				
Current liabilities				
Suppliers	1,514	1,560	130,611	50,941
Financing and loans	-	-	40,374	56,091
Debêntures	-	-	-	222,216
Taxes payable	410	322	45,390	57,520
Salaries and vacation pay	4,685	2,215	9,079	5,176
Subsidiaries	-	27,694	-	-
Dividends and interest on shareholders' equity	43,949	32,870	51,430	47,671
Other liabilities	415	4,877	53,946	28,749
	50,973	**69,537**	**330,829**	**468,364**
Noncurrent liabilities				
Financing and loans	-	-	20,077	83,828
Subsidiaries	2,622	-	-	-
Provision for contingencies	47	240	8,714	17,555
	2,669	**240**	**28,791**	**101,383**
Minority interest	-	-	**210,251**	**160,697**
Shareholders' equity				
Capital	318,248	288,443	318,248	288,443
Special reserves	144,352	169,533	144,352	169,533
Profit reserves	122,293	122,195	122,293	122,195
Retained earnings	343,640	162,940	343,640	162,940
	928,533	**743,111**	**928,533**	**743,111**
	982,175	**812,888**	**1,498,404**	**1,473,555**



Income Statement

For the quarters ended in March 31, 2004 and 2003

(In thousands of Reais)

	Parent Company		Consolidated	
	03.31.2004	**03.31.2003**	**03.31.2004**	**03.31.2003**
		(Reclassified)		(Reclassified)
Gross Revenues				
Telecommunication services and sale of goods	-	-	327,540	307,827
Deductions (taxes and discounts)	-	-	(76,708)	(68,572)
Net revenue	-	-	250,832	239,255
Cost of goods sold and services rendered	-	-	(99,653)	(108,263)
Gross profit	-	-	151,179	130,992
Operating revenues (expenses)				
Selling expenses	-	-	(63,388)	(55,464)
Administrative and general expenses	(2,136)	(2,721)	(23,389)	(20,645)
Financial expenses	(341)	(1,799)	(9,282)	(42,487)
Financial income	232	395	20,668	52,384
Equity in income of subsidiaries	48,371	35,547	-	(788)
Other operating income	2	229	6,190	3,833
Other operating expenses	(10)	(20)	(13,890)	(10,230)
Operating income (loss)	46,118	31,631	68,088	57,595
Net non operating income (expenses)	-	6	(23)	(67)
Income before income and social contribution taxes	46,118	31,637	68,065	57,528
Income and social contribution taxes	834	1,329	(10,169)	(14,516)
Reversal of interest on shareholder's equity	-	-	-	
Net income before minority interests	46,952	32,966	57,896	43,012
Minority interests	-	-	(10,944)	(10,046)
Net Income (loss)	46,952	32,966	46,952	32,966
Net income (loss) per lot of thousand shares (R$)	0,013	0,010		
Number of shares at March 31, 2004 (thousands)	359,268,490	345,739,620		



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

Date: May 10, 2004

By: /s/   WALMIR URBANO KÉSSELI
Name: Walmir Urbano Késseli
Title: Chief Financial Officer